Exhibit 99.2

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER: AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:

40 JOHNSTON ST

WELLINGTON

NEW ZEALAND

ISSUER TELEPHONE NUMBER:

(64) 4 495 0888

ISSUER FACSIMILE NUMBER:

(64) 4 495 0889

CONTACT NAME AND POSITION:

Thompson Jewell, CEO

CONTACT TELEPHONE NUMBER:

(64) 4 495 0880

CONTACT EMAIL ADDRESS:

mail@austral-pacific.com

WEB SITE ADDRESS:

www.austral-pacific.com

FOR THE PERIOD ENDED:

September 30, 2008

DATE OF REPORT:

November 14, 2008

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“D Newman”	David Newman	November 14, 2008

DIRECTOR	FULL NAME	DATE SIGNED

“T Jewell”	Thompson Jewell	November 14, 2008

DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

Currency

Unless otherwise noted, dollar amounts refer to US dollars throughout this filing

Date

The date of this filing is November 14, 2008, for the period ended September 30, 2008.

Please refer to the Company’s filings at www.SEDAR.com for further information.

Overview

The Company is engaged in oil and gas exploration and production in New Zealand (and until the end of May 2008, Papua New Guinea (“PNG”)). This activity comprises:

-

geological and geophysical studies to define targets for drilling

-

drilling and evaluation of exploration wells

-

development and production of commercially viable discoveries

-

use of infrastructure for own and third parties’ transport and storage of hydrocarbons.

It is in the normal nature of the business that a portfolio of projects is pursued at any time, and that individual projects may never justify drilling. It is also the nature of the business that a proportion of exploration wells that are drilled will be unsuccessful. The Company typically acts as a member of a joint venture group working through a phased work program agreement, entered into with the appropriate regulatory body. The regulatory body is a state agency charged with administering the exploration for hydrocarbons within its jurisdiction on behalf of the state. The phased work program consists of a series of work steps, typically on an annual interval, in which the subsequent step is often contingent on the outcomes of the previous step. For example, the commitment to drill a well in the up-coming permit year may be contingent on the success in defining a drilling target by seismic exploration in the previous year. The permit holders will generally have the right at the end of a permit term to commit to the next year’s work program or relinquish their permit rights.

Overall Performance – Q3 2008

The Company had a net loss for accounting purposes for the three months ended September 30, 2008 of $705,387. However, the Company, for the second subsequent quarter, had a positive operational result comparing oil and gas sales of $3,293,837 with the direct expenses of royalties, production costs, and general and administrative expenses.

	Q308	Q208	Q108	Q307	Q207
Oil and Gas Sales	3,293,837	4,386,717	2,817,267	2,172,862	1,920,039
Royalties	(154,357)	(200,775)	(190,288)	(34,479)	(91,336)
	3,139,480	4,185,942	2,626,979	2,138,383	1,828,703
Production Costs	(1,338,139)	(1,174,176)	(524,106)	(958,858)	(814,202)
	1,801,341	3,011,766	2,102,873	1,179,525	1,014,501
General and Administrative Expense	(666,914)	(2,360,929)	(2,135,964)	(1,695,535)	(1,542,595)
	1,134,427	650,837	(33,091)	(516,010)	(528,094)

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

The Company held cash and short-term deposits (excluding restricted cash) amounting to $3,029,893 as at September 30, 2008. Cash held by the Company decreased in the quarter by $6 million. The Company had an overall working capital deficit of $15,890,084, primarily arising from amounts owed to its bankers under a loan facility.

Update of “Outlook for 2008”

In the 2007 Annual Report MD&A, 2008 was defined as “a year of consolidation to secure the financial future of the Company” and the requirements to achieve that were outlined.

In Q2 2008 the substantial progress made was outlined. Core to this process was the Company’s exit from Papua New Guinea and the re-focusing of the Company’s strategy on the development and growth of its New Zealand assets. The Company has moved diligently to reduce its overhead costs, and is continuing to address its structure, its compliance and governance processes and the fixed cost structure surrounding the Cheal facility operations.

However, as we reported in the Q2 2008 MD&A, “resolving the Company’s working capital deficit remains a significant challenge”. During the course of Q3 2008 it became increasingly apparent that the condition of the world financial markets was not going to abate in the near term. Hence the usual capital markets were potentially not going to allow a traditional mix of debt and equity raising to permit either retiring or restructuring the Investec debt, and ensure the Company had a go-forward financial position.

In September 2008 the Board determined that it would initiate a strategic alternatives review of its business, “to consider all options available to the company to maximise value for its shareholders". This process, which is ongoing at the time of filing this MD&A, will consider new capital investments as well as third-party approaches for asset sales and/or merger proposals.

The Company’s uncertain financial position is addressed further in the “Liquidity and Capital Resources” section of this MD&A, and Note 2 of the Interim Financial Statements.

Field specific activities since the Q2 2008 report are addressed in the following sections.

Cheal Field (PMP 38156-01)

In the period July 1 to September 30, 2008, the Cheal Oil Field produced a total of 37,482 barrels of oil (100 percent). The oil was transported to the Omata Tank Farm where it was sold to Shell Petroleum Mining Limited. Gas produced in association with crude oil was consumed on site and used to generate electricity for export into the local grid. Export of raw gas to the Waihapa Production Station ceased due to the Waihapa Production Station temporarily shutting down in early July. Oil production was from three wells at the Cheal A site and three wells at the Cheal B site.

The Cheal A7 well was completed as a producer and first production from the well was in late August 2008. Production is currently through a temporary tie-in while the initial flow rates are evaluated. A decision on whether to proceed with a permanent tie-in will be made in Q4 2008.

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 69.5 percent interest in the Cheal Field.

Cardiff Project (PMP 38156-02)

Well testing activities on the Cardiff 2A ST1 well have been completed. The well is shut-in and all testing equipment has been removed from site. The results from the well test have determined that the K3E zone is non-commercial and no further testing of this zone is currently planned. The joint venture parties are in discussion about the future work programme for the Cardiff project and are engaged in dialogue with the Ministry of Economic Development on the appropriate type of appraisal permit for the project given that

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

petroleum mining activities will not take place in the foreseeable future. The joint venture is also currently reviewing the potential resources previously assigned to this property.

The Company is the operator of the Cardiff project on behalf of the joint venture, and at September 30, 2008 owned a 44.9 percent interest in the permit. The Company has entered into an agreement to acquire a further 5.1 percent in the project subject to regulatory approval and the completion of a prior transaction between the other parties to the joint venture.

Kahili Field (PMP 38153)

The Company continues to plan for the drilling of a Kahili-2 well. The drilling of the well is subject to a successful farm-out being negotiated as part of the Strategic Alternatives Review process. The well will be drilled 140 metres updip of the Kahili-1 well which produced for a short period in the second half of 2004. If successful, Kahili gas / condensate could come back on-stream relatively quickly because of existing infrastructure including a small gas plant.

Initial gas production from Kahili will be used to satisfy the Company’s obligations to Vector Gas Limited under two prepayment agreements. Refer to “Liquidity and Capital Resources” below, and Note 20 of the Company’s 2007 Financial Statements.

The Company is the operator of the Kahili project on behalf of the joint venture and holds an 85 percent interest in the permit. On November 7, 2008 the Company and Tag Oil (NZ) Ltd have agreed to an assignment of Tag’s 15% interest in the Kahili joint venture and permit to the Company

Onaero Prospect (PEP 38746)

The Company has committed to acquire a 2D seismic programme to assist with the interpretation of the Onaero Prospect ahead of making a decision on whether to drill an Onaero-2 well. Acquisition of the seismic will be undertaken in Q4 2008.

The Company is the operator of the PEP 38746 joint venture and holds an 83.35 percent interest in the permit.

Winchester Prospect (PEP 38748)

The Company has committed to drill an exploration well. The well, to be called Winchester-1, will be a test of a prospect at the Mt Messenger sandstone interval. Planning for the well has commenced and the well is expected to be drilled in Q2 2009.

The Company is the operator of the PEP 38748 joint venture and holds a 66.67 percent interest in the permit

D’Urville Offshore Permit (PEP 38524)

The Company completed a farm–out of an 80 percent interest in the permit to Australian Worldwide Exploration Limited (ASX:AWE) in Q2 2008. In return AWE agreed to fully fund the acquisition of 400km of 2D seismic. Acquisition of the seismic will be undertaken in Q4 2008.

AWE is the operator of the PEP 38524 joint venture, and the Company holds a 20 percent interest in the permit.

Funding and risks

The Company considers it can meet all obligatory work requirements out of existing funds, future production revenue and raising additional capital (or other actions that may arise from the strategic alternatives review). As part of its on-going exploration portfolio management, the Company continually assesses its equity holding in permits and may elect to farm-out portions of certain commitments. Failure to meet minimum work obligations

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

would put the company in default with the MED (the governmental regulatory authority), likely resulting in loss of the permit. Refer Interim Financial Statements Note 2.

The Company is currently earning revenue from the sale of Cheal oil from permanent production facilities.

The Company faces a variety of business risks. Key is the ability to repay or refinance the Investec loan facility on or before December 15, 2008. The other principal risks relate to exploration failure, production plant or well failure, oil price, exchange rates, the general cost and availability of funding of the preferred work programme, and the cost and availability of services and materials. The Company benefits or loses from an increase or decrease in oil prices subject to oil price put sales contracts for the sale of crude oil. In June 2008, the Company purchased put options on 114,000 barrels of oil at $90 per barrel, spread over the period September 2008 to August 2009 inclusive, to provide some protection against the downside risk of oil prices. The Company’s exploration costs are incurred in both NZ dollars and US dollars. The Company derives revenues principally denominated in US dollars. This provides a partial hedge to the exchange rate fluctuations. Exchange rate movements cannot be predicted. The Company maintains the bulk of its cash reserves in US dollars.

Results of Operations

Quarter Ended September 30, 2008

The Company’s share of production from Cheal has generated revenue of $3,293,837 for the quarter ended September 30, 2008. Other significant revenue was joint venture recoveries and interest which totaled $334,869 for the quarter.

For the quarter ended September 30, 2008, the Company incurred a net loss of $705,387 compared to a net loss of $3,636,895 for the quarter ended September 30, 2007. The decreased loss for the September 30, 2008 quarter of $2,931,508 was primarily attributable to:

-

net production (net revenue less production costs) increased by $621,816;

-

decreased general and administration expenditure of $1,028,621. This is due to reduced costs for employees; consultants; legal fees; listing fees; and reduced audit fees following the delisting of the Company from the AMEX;

-

decrease in the derivative loss attributable to forward oil sale contracts of $1,596,274 having crystallized the forward oil sales contracts (see further description below (“Financial Instruments and Other Instruments, c) Derivatives”) and in the Interim Financial Statements, Note 6 – Derivative Losses – Forward Oil Sale Contract));

-

deferred tax liability tax benefit of $2,220,006 (refer Interim Financial Statements Note 9)

offset by:

-

increased oil and gas exploration expenditure of $3,124,618 due to the write-off of Cardiff workover costs and the drilling expenses of the unsuccessful A6 and A6ST wells

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

Summary of Quarterly Results

	Net Revenue Less Production Costs	Net (loss)/profit for the period	Net (loss)/profit per share basic	Net (loss)/profit per share diluted
2008
First quarter	1,249,442	(6,567,884)	(0.15)	(0.15)
Second quarter	1,611,389	(2,529,194)	(0.05)	(0.05)
Third quarter	1,801,341	(705,387)	(0.01)	(0.01)

2007
First quarter	360,425	(2,224,131)	(0.08)	(0.08)
Second quarter	1,014,501	(3,243,512)	(0.11)	(0.11)
Third quarter	1,179,525	(3,636,895)	(0.12)	(0.12)
Fourth quarter	400,524	(12,925,711)	(0.43)	(0.43)

2006
Fourth quarter	74,687	(11,441,092)	(0.49)	(0.49)

The Company discontinued its operations in Papua New Guinea during Q2.

There have been no extraordinary items in the past 2 years.

Liquidity and Capital resources

For the nine months to September 30, 2008, the Company had a net loss of $9,802,465 (2007: $9,104,538) and accumulated deficit of $72,912,377 (2007: $50,193,201). The Company also had a working capital deficit of $15,890,084 (December 31, 2007: $29,982,748). In addition, the Company has until this quarter been unable to generate net cash from operating activities for the past three years. The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its on-going work program requirements related to the exploration permits.

The Company is operating under a waiver in respect of its breaches of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility following delays in completing the Cheal project in accordance with established timelines. The renegotiated loan facility requires the full repayment of the facility ($21,603,032 at September 30, 2008) on or before December 15, 2008 and hence has been disclosed as a current liability.

The Investec loan facility due date raises substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. Management has prepared a cash flow forecast which assumes

-

the Company’s on-going production is sustained;

-

oil prices at or about $90 per barrel (supported by a series of oil “puts” entered into by the Company at $90/bbl for all production until August 31, 2009);

-

normal expenditure maintained; and

-

the strategic alternatives review (announced on September 24, 2008) will successfully attract new capital injections or third-party approaches for asset sales and/or merger proposals to enable the Investec loan facility to be repaid in full on or before December 15, 2008 and provide sufficient working capital for the development of Cheal and ongoing operation of the Company.

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

However, there can be no assurance that the strategic alternatives review process will result in any ability to refinance its existing credit facility or that the Company will be able to pursue any particular recapitalization transaction.

The Company’s consolidated interim financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any potential reductions in the carrying values of the assets and liabilities, the reported expenses and balance sheet classification used that would be necessary if the company was unable to continue as a going concern. In such event the Company would likely write-down the carrying value of its Property and Equipment and Goodwill to a nominal $1 until it has better visibility about the value of these assets.

The Company had total cash and short-term deposits (excluding restricted cash) of $3.0 million at September 30, 2008.

The Company participates in oil and gas exploration and development joint venture operations with third parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total obligations under various joint venture agreements are $4.13 million as at September 30, 2008. In addition to this, the Company has a further obligation with respect to the outstanding balance of the two prepaid gas agreements with Vector Gas Limited (previously NGC) totaling $1.43 million and $1.75 million respectively as at September 30, 2008. Further information can be found in Note 20 of the Company’s 2007 Annual Financial Statements.

The Company’s obligations are summarized in the following table:

	Payments Due by Period (US$)
Contractual and other obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Operating Leases	468,088	141,963	283,563	42,562	—
Joint Venture Commitments (1)	4,130,542	1,198,421	2,932,121	—	—
Total Contractual Obligations	4,598,631	1,340,384	3,215,684	42,562	—

(1)

Joint Venture Commitments that the Company has are in respect to the Company’s share of approved permit work programs and other work obligations. These include a 69.5% share in the Cheal field development.

Note that while these are obligations, they do not constitute liabilities required to be paid in cash. The consequences of not meeting an obligation are not always clear, but are likely to include the loss of permit interest.

The Company is currently in discussions with its joint venture participants regarding permit work programs. However, these programs have yet to be approved. These discussions are in line with standard on-going business practice.

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

Off-Balance Sheet Arrangements

The Company has periodically reduced its exposure in oil and gas properties in relation to its permit obligations by farming-out to other participants. No such transactions occurred in the quarter ended September 30, 2008.

Related Party Transactions

Directors received a total remuneration of $38,625 during the three months to September 30, 2008 (three months to September 30, 2007; $53,581).

Proposed Transactions

Discussions, which may in due course lead to further funding arrangements, are underway regarding the Company’s assets in New Zealand. These discussions are in line the strategic alternatives review announced September 24, 2008; and as at the date of this report none have been finalized.

Critical Accounting Estimates

The Company’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements, the reported amounts of the revenues and expenses for the period reported. Specifically, estimates were utilized in calculating depletion, amortization and write-downs. Actual results could differ from these estimates and the differences could be material.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the quarter ended September 30, 2008.

Financial Instruments and Other Instruments

a)

Incentive Stock Options

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s interim financial statements for the quarter ended September 30, 2008 (see Note 10(b)).

No stock options were granted in the quarter ended September 30, 2008. 186,670 options were forfeited due to staff redundancies (2007: 200,000 due to staff resignations)

b)

Share Purchase Warrants

No warrants previously issued have been exercised during the three months to September 30, 2008.

c)

Derivatives

The Company entered into a series of forward sales contracts in 2006 for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of long-term debt. As a condition of the restructuring of the loan facility, these contracts were closed out on May 27, 2008, funded by a short term loan of $17.8 million from Investec Bank, repayable on or before December 15, 2008. A series of $90 put options covering 114,000 barrel over the period September 2008 to August 2009 inclusive were purchased at the same time.

d)

Preferred Shares

On September 20, 2007, the Company privately placed 7,692,308 preferred shares at a price of $1.30 per share, for total financing proceeds of $10 million.

The preferred shares are convertible one-for-one into the Company’s common shares for a three-year period and have a fixed dividend of 8% a year, payable six monthly.

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

The Company had reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares for convertible debentures, with effect from January 1, 2008. The exchange being subject to a number of conditions precedent including the approval of the TSX-V and a determination that the exchange will be in compliance with the solvency requirements of the British Columbia, Canada Business Corporations Act. Given the Company’s financial position (see Interim Financial Statements Note 2 – Going Concern), the Company will likely only proceed with the exchange upon completion of the previously announced strategic alternatives review and the re-financing or restructuring of the Company’s debt to Investec.

Changeover from Canadian GAAP to IFRS (subject to approval by the Alberta Securities Commission)

The Company has commenced transitioning its accounting policies and financial reporting from current Canadian Standards to Canadian equivalents of International Financial Reporting Standards (IFRS). The Company is making application, pursuant to CSA Staff Notice 52-321, to adopt IFRS with effect from January 1, 2007 and hence prepare its first fully compliant IFRS financial statements as at December 31, 2008. Impact assessments have been conducted to isolate key areas that will be impacted by the transition to IFRS. The Company has assessed the materiality of these assessments and allocated resources accordingly.

The Company is satisfied as to its overall readiness to transition to IFRS-IASB including the readiness of its staff, board of directors, audit committee, auditors, investors and other market participants to deal with the change.

The Company has considered the implications of adopting IFRS-IASB effective January 1, 2007 on its obligations under securities legislation including, but not limited to, those relating to CEO and CFO certifications, business acquisition reports, offering documents, and previously released material forward-looking information

Due to the adoption of NZ IFRS by the New Zealand accounting bodies, the Company has reconciled its financial statements to NZ IFRS for the December 31, 2007 financial year. This reconciliation provides the adjustments and additional disclosures required to make its financial statements comply with all material aspects and requirements of NZ IFRS. (Refer Note 26 of the Company’s 2007 Annual Financial Statements.

The Company intends to use this reconciliation as a basis for the transition from Canadian generally accepted accounting principles to Canadian International Financial Reporting Standards.

Accounting policies significantly affected are as follows:

1

Share based payments

2

Asset retirement obligation provision

3

Deferred tax

4

Impairment of property and equipment

5

Property and equipment

6

Exploration and evaluation expenditure

7

Held for sale financial assets

Added disclosures

1

Employee costs

2

Joint venture operations

Impact of IFRS changeover on financial reporting

The known or reliably estimable impacts on the financial report for the period ended 30 September 2008 had it been prepared using IFRS are set out below. The expected financial effects of adopting IFRS are shown for key

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

indicators, with descriptions of the differences. No material impacts are expected in relation to the statements of cash flows. Although the adjustments disclosed here are based on management’s best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the IASB. Therefore, until the Company prepares its first full IFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

However, based on the differences identified to date, the Company believes its systems can accommodate the required changes and that the Company’s internal and disclosure control and planning processes, as currently designed, will not need modifying as a result of conversion to IFRS. We have assessed the impacts of adopting IFRS on our debt covenants, compensation arrangements, and other contractual arrangements, and have not identified any material compliance issues.

Reconciliation from Canadian GAAP to IFRS

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at :		September 30, 2008			December 31,2007
		Canadian GAAP $’000	Adjustments $’000	IFRS $’000	Canadian GAAP $’000	Adjustment $’000	IFRS $’000
Assets		(Unaudited)			(Audited)
Total Current Assets		11,212	—	11,212	19,003	—	19,003
Non-current
Property and equipment	(Note 5)	38,403	(2,001)	36,402	41,609	(2,006)	39,603
Total Assets		51,752	(2,001)	49,751	62,732	(2,006)	60,726
Liabilities
Total Current Liabilities		27,102	—	27,102	48,986	—	48,986
Non-current
Deferred taxation provision	(Note 3)	1,774	(1,622)	152	3,994	(1,622)	2,372
Asset retirement obligations	(Note 2)	1,402	(478)	924	1,238	(473)	765
Total Liabilities		42,066	(2,100)	39,966	66,022	(2,094)	63,928
Stockholders’ Equity
Common stock without par value; unlimited number of shares authorized;
Issued and outstanding 59,467,829 (2007:32,416,142)sh		78,235		78,235	55,914		55,914
Preferred shares	(Note 3)	481	(147)	334	481	(147)	333
Contributed surplus	(Note 1)	2,317	(222)	2,095	1,876	(210)	1,666
Accumulated deficit		(72,921)	468	(72,453)	(63,119)	446	(62,673)
Total Stockholders’ (Deficit)/Equity		9,686	99	9,785	(3,290)	88	(3,202)
Total Liabilities and Stockholders’ Equity		51,752	(2,001)	49,751	62,732	(2,006)	60,726

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

for the nine months ended		September 30, 2008			December 31,2007
		Canadian GAAP $’000	Adjustments $’000	IFRS $’000	Canadian GAAP $’000	Adjustment $’000	IFRS $’000
Net Revenue		7,174	—	7,174	4,829	—	4,829
Expenses
General and administrative expense	(Notes 1,2)	(5,164)	23	(5,141)	(4,332)	12	(4,320)
Foreign exchange (loss)/gain	(Notes 2,3)	(1)		(1)	(489)	32	(457)
Total Expenses		(26,148)	23	(26,125)	(15,215)	44	(15,171)
Net loss for the period before other income		(18,973)	23	(18,951)	(10,386)	44	(10,341)

Other Income
Total Other Income		9,171	—	9,171	1,281	—	1,281
Net loss for the period		(9,802)	23	(9,780)	(9,105)	44	(9,060)
Deficit, beginning of period		(63,119)	446	(62,673)	(41,089)	709	(40,380)
Deficit, end of period		(72,921)	468	(72,453)	(50,193)	753	(49,440)

The following describes the differences presented in the reconciliations above:

1. Share based payments

Recognition of expense

Canadian GAAP – The fair value of a stock-based award with graded vesting is recognized on a straight-line basis over the vest ing period.

IFRS – Each tranche of an award is considered a separate grant with a different vesting date and fair value, and each is accounted for separately.

Forfeitures

Canadian GAAP – Forfeiture of awards may be recognized as they occur.

IFRS – Forfeiture estimates are recognized in the current period and revised for actual experience in subsequent periods.

The difference in accounting treatments is summarized in the table below:

Stock based compensation	Canadian GAAP $	IFRS $	Adjustment to expenses $
For the year ended 31 December 2004	11,450	6,884	(4,566)
For the year ended 31 December 2005	673,711	625,566	(48,145)
For the year ended 31 December 2006	533,935	348,599	(185,336)
For the year ended 31 December 2007	531,541	559,626	28,085
For the period ended 30 September 2008	420,116	407,785	(12,331)
Total effect of adjustment			(222,293)

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

2. Asset retirement obligation provision

Canadian GAAP – Re-measuring an asset retirement obligation for the passage of time requires remeasurement based on the estimated discount rate equivalent to risk free rate adjusted for credit margin, when the liability was initially measured.

IFRS – Re-measurement requires the use of current market assessed discount rates which are applied to the total obligation. The applied discount rate has to be revised annually.

The difference in accounting treatments is summarized in the table below

	Period ended September 30, 2008 $	2007 $	2006 $
Current Liability	861,729	845,422	—
Non Current Liability	1,401,739	1,237,668	1,065,559
Total Under Canadian GAAP Recognition	2,263,468	2,083,090	1,065,559

IFRS Adjustments
Opening IFRS balance bought forward	(472,631)	(426,239)	(18,432)
Revision in estimated obligation	4,669	(29,594)	(420,940)
Adjustment to accretion expense	(10,224)	(123,795)	(46,118)
Adjustment to interest expense		1,483,367	59,870
Adjustment to foreign exchange loss		(41,340)	(619)
Total Adjustments	(478,186)	(472,631)	(426,239)

Current Liability	861,727	845,422	—
Non Current Liability	923,556	765,037	639,320
Total Under IFRS Recognition	1,785,283	1,610,459	639,320

3. Deferred Tax

Deferred tax from property and equipment acquired

Canadian GAAP – Deferred tax is recognized on temporary differences arising on acquisition of assets where the carrying amount of the plant and equipment acquired exceeds the tax base.

IFRS – Provides for a specific exemption from deferred tax liability initial recognition when the transaction is not a business combination and at the time of the transaction, affects neither accounting profit/(loss) nor taxable profit/(tax loss).

Deferred tax from preferred shares

Canadian GAAP – Specifies an exemption for recognition of deferred tax liability when the enterprise is able to settle the instrument without the incidence of tax.

IFRS – Requires the recognition of taxable temporary differences arising from the initial recognition of an equity component of preferred shares.

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

The difference in accounting treatments is summarized in the table below

2007	Deferred tax liability	PPE	Preferred Shares	Foreign exchange loss
	$	$	$	$
As at December 31 under Canadian GAAP	3,994,013	—	480,838	—
Reversal of deferred tax liability recognised on net asset acquisition	(1,774,006)	(1,749,977)	—	(24,029)
Recognition of defferred tax liability on issue of preferred shares	152,267	—	(147,443)	4,824
Net adjustment	(1,621,739)	(1,749,977)	(147,443)	(19,205)

As at December 31 under IFRS	2,372,274		333,395

4. Impairment of Property and Equipment

Canadian GAAP – An impairment loss should be recognized when the carrying amount is not recoverable. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

IFRS – Requires an impairment to be recognized when the recoverable amount of an asset is less than the carrying amount:

The impairment testing undertaken in December 2007 concluded that no impairment existed for the 2007 year under either Canadian GAAP or IFRS.

5. Property and equipment

The adjustments to asset retirement obligations and deferred tax under IFRS had further impacts on the capitalized cost, exploration and evaluation expenditure, depletion expense, which are summarized in the table below:

	Period Ended September 30, 2008 $	Year Ended December 31, 2007 $	Year Ended December 31, 2006

Under Canadian GAAP	38,403,092	41,609,165	20,853,539

Adjustment bought forward	(2,006,249)	(226,678)	(11,990)
Revision in asset retirement obligations	4,669	(29,594)	(420,940)
Adjustment to depletion expense		—	4,368
Adjustment to exploration and evaluation expenditure		—	201,884
Adjustment for deferred tax liability derecognition		(1,749,977)	—
Net Adjustment	(2,001,580)	(2,006,249)	(226,678)
Under IFRS	36,401,512	39,602,916	20,626,861

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

Exploration and evaluation expenditure

Presentation

Canadian GAAP – Capitalized exploration and evaluation costs are required to be disclosed as capital expenditure or acquisition costs as part of property and equipment

IFRS – Capitalized explorations and evaluations costs are to be separately disclosed as an intangible asset.

Measurement

No change is required in our Successful Efforts accounting policy in relation to IFRS 6 Exploration for and Evaluation of Mineral Resources

6. Held for sale financial assets

Canadian GAAP – Classify as non-current asset

IFRS – Classify as current asset

Initial Adoption of International Accounting Standards (subject to approval)

IFRS 1 “First Time Adoption of International Accounting Standards” sets forth guidance for the initial adoption of IFRS. If the Company is successful in its application to adopt IFRS from 1 January 2007, it will restate and re-file 2008 interim periods along with restated 2007 comparatives.

IFRS 1 generally requires that first-time adopters consistently apply all effective IFRS standards retrospectively from the reporting date. IFRS 1 provides for certain optional exemptions and certain mandatory exceptions to this general principle. While we have not finalized our conclusions with respect to the optional exemptions, we expect to make the following elections:

• Business combinations—IFRS 3, Business Combinations, may be applied retrospectively or prospectively. The retrospective basis would require restatement of all business combinations that occurred prior to the transition date. We plan to adopt IFRS 3 on a prospective basis. Further, we do not expect to early adopt IFRS 3 Revised, and will adopt that standard upon its effective date, January 1, 2010.

• Fair value or revaluation as deemed cost—IFRS 1 provides a choice between measuring property, plant and equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical valuation under the prior GAAP. We plan to use our historical bases as deemed cost.

• Share-based payments—IFRS 2, Share Based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by January 1, 2005. We expect to apply IFRS 2 only to equity instruments granted after November 7, 2002 that had not vested by January 1, 2005.

• Changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment—IFRS 1 allows for either the retroactive adoption or prospective adoption from the transition date of IFRIC 1, Changes in existing decommissioning, restoration and similar liabilities. We plan to prospectively apply this standard.

Further optional exemptions are provided under IFRS 1, and also choices in accounting policies under the respective standards. However, the Company does do not believe these exemptions and choices will impact our adoption of IFRS, nor do we believe that they are materially consistent with our existing policies.

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

Hindsight is not permitted to create or revise estimates. The estimates previously made by us under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

Outstanding Share Data (as at September 30, 2008):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	59,467,829
Incentive Stock Options	1,005,840 (vested)	Various (October 15, 2008 to June 30, 2013)	Exercisable for 1 common share each from $0.49 to $2.50, vesting over periods of 18, 24 or 36 months.
	150,000 (vested)	September 30, 2009	In conjunction with the preferred share issue, priced at $1.30 with a two year term (extending to three years when permitted by TSX policies)
	764,994 (unvested)	Various (January 1 2011 to June 30, 2013)	Exercisable for 1 common share each from $0.49 to $2.50, vesting over periods of 18, 24 or 36 months.
Share Purchase Warrants	2,500,000 12,500,000 5,611,180	December 21, 2008 February 28, 2009 September 26, 2009

In conjunction with the debt facility, the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. In the event that these are exercised, proceeds are first applied to any outstanding Junior tranche debt.

In conjunction with the common share placement in February 2008, the Company issued 12,500,000 warrants. The warrants are convertible one-for-one into common stock for twelve months from closing at an exercise price of $2.25

In conjunction with the common share placement in June 2008, the Company issued 5,611,180 warrants. The warrants are convertible one-for-one into common stock for fifteen months from closing at an exercise price of $1.00

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)

(Unaudited – Prepared by Management)

For the Period Ended September 30, 2008

Preferred Shares / Convertible Debentures	7,692,308	September 20, 2010

Convertible one-for-one into the Company’s common shares for a three-year period and have a fixed dividend of 8% a year, payable six monthly. Agreement in principle to exchange preferred shares for convertible debentures, with effect from January 1, 2008.

“Thompson Jewell”

Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.